SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On September 27, 2007, the investment trust management agreement (the “Investment Trust Agreement”) among Korea Electric Corporation (“KEPCO”) and Prudential Asset Management Co. Ltd. (“Prudential”), Hana Daetoo Securities Co., Ltd. (“Hana”) and Korea Investment & Securities Co., Ltd. (“KIS”, and together with Prudential and Hana, the “Investment Managers”) will expire and be terminated accordingly. Under the Investment Trust Agreement, the Investment Managers acted as investment managers for the assets contributed by KEPCO into a special purpose vehicle (the “Investment Trust”), which was established in December 1992 for the purpose of market stabilization of the Korea Stock Exchange and into which KEPCO and certain other companies in Korea made an investment by way of in-kind contribution of their respective treasury stock. Following the termination of the Investment Trust Agreement, the treasury stock of KEPCO contributed into the Investment Trust will be sold in the market and KEPCO will receive the net proceeds thereof. The aggregate amount of KEPCO’s assets at the time of initial contribution under the Investment Trust Agreement was KRW 50 billion. The Investment Trust Agreement had an initial term of five years and has been extended for a term of five years in 1997 and 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager International Finance Department

Date: September 21, 2007